NASCENT BIOTECH INC

6330 Nancy Ridge Dr./ Suite 105

San Diego, CA 92127

January 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Don Field

            RE:      Acceleration Request for Nascent Biotech Inc.

                        Registration Statement on Form S-1 (File No. 333-251525)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nascent Biotech Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may come effective at 12:00 p.m., Washington D.C. time, on Thursday, January 14, 2021, or as soon as practicable thereafter.  In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, NASCENT BIOTECH INC. Lowell Holden, CFO